

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**WASHINGTON, D.C. 20549-4631**

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

July 18, 2017

<u>Via E-Mail</u>
Mr. Li Hengfang
Chief Executive Officer
ReTo Eco-Solutions, Inc.
c/o Beijing REIT Technology Development Co., Ltd.
X-702, 60 Anli Road, Chaoyang District, Beijing
People's Republic of China 100101

>      **Re:    ReTo Eco-Solutions, Inc.**
>             **Amendment 2 to Draft Registration Statement**
>             **Submitted July 13, 2017**
>             **CIK No. 0001687277**

Dear Mr. Li:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments we may ask you to provide us information so that we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe that our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

1. We note your response to comment 3 in our letter dated May 23, 2017. Please tell us and expand your disclosures to explain fully the reasons behind the non-PRC entities not subject to PRC tax negatively impacting your effective tax rate by 3%, considering that such entities generated losses for the year ended December 31, 2016 as indicated in your response. In providing your response, please clearly outline whether there were any unrecognized tax benefits that led to such a scenario, if applicable.

If we fail to protect our intellectual property rights…, page 15; Intellectual Property Rights, page 73

2.  Revised disclosure indicates that Beijing REIT entered into an agreement with Luoyang Water-Conservancy Surveying & Design Co., Ltd. on January 7, 2017 regarding the use, licensing, and transfer rights for the seven joint patents. Please advise what consideration you have given to filing the agreement as an exhibit to the registration statement. See Item 601(b)(10) of Regulation S-K.

Sources of Raw Materials, page 72

3.  Please disclose the names of your principal suppliers. See Item 101(h)(4)(v) of Regulation S-K.

       You may contact Ameen Hamady, Staff Accountant, at (202) 551-3891 or Terence S. O'Brien, Accounting Branch Chief, at (202) 551-3355 if you have questions about comments on the financial statements and related matters. You may contact Edward M. Kelly, Special Counsel, at (202) 551-3728 or me at (202) 551-3397 if you have any other questions.

                                          Sincerely,

                                          /s/ Jay Ingram

                                          Jay Ingram
                                          Legal Branch Chief
                                          Office of Manufacturing and Construction

Via E-mail
Bradley A. Haneberg, Esq.
Matthew B. Chmiel, Esq.
Haneberg Hurlbert PLC
310 Granite Avenue
Richmond, VA 23226